ALDERON IRON ORE CORP.
(the “Corporation”)
Annual General Meeting of Shareholders
June 18, 2015

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:                    51,927,407
Total issued and outstanding Common Shares as at record date:             132,134,061
Percentage of issued and outstanding Common Shares represented:            39.30%

General Business

1.	KPMG LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Tayfun Eldem
•	David J. Porter
•	John A. Baker
•	Brian F. Dalton
•	Lenard F. Boggio
•	Liu Jian
•	Wang Jinhui
•	Adrian Loader
•	Ian Ashby

No other business was voted upon at the Meeting.

Dated:  June 19, 2015